Exhibit 99.1

GOLDCORP, CREE NATION OF WEMINDJI, GRAND COUNCIL OF THE CREES (EEYOU ISTCHEE) AND CREE REGIONAL AUTHORITY SIGN AN IMPORTANT AGREEMENT REGARDING THE ÉLÉONORE GOLD PROJECT IN NORTHERN QUÉBEC

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VANCOUVER and WEMINDJI, QC, Feb. 21 /CNW/ - GOLDCORP INC. (NYSE: GG) (TSX: G) ("Goldcorp"), the Cree Nation of Wemindji, the Grand Council of the Crees (Eeyou Istchee) and the Cree Regional Authority (the "Crees") today signed a Collaboration Agreement regarding the development and operation of Goldcorp's Éléonore Gold Project in northern Québec. The signing ceremony took place in Wemindji, Québec.

With the support of the people of Wemindji, the community formally approved the agreement on January 26, 2011 with the unanimous consent of Wemindji's Chief and Council. It was subsequently approved unanimously by the Grand Council of the Crees (Eeyou Istchee) and the Cree Regional Authority on February 3, 2011, representing the support of the Cree Nation as a whole, and ensuring a stable regional environment for the development and operation of the Éléonore Gold Project.

Under the agreement, Goldcorp recognizes and respects Cree rights and interests in the area of the Éléonore Gold Project and the Crees recognize and support Goldcorp's rights and interests in the development and operation of the project.

By entering into the agreement, the Crees have demonstrated their commitment to collaborate with Goldcorp in the development and operation of a new gold mine in Cree territory. The agreement will be in effect for the life of the mine. It includes provisions regarding the participation of the Crees in the development of the Éléonore Gold Project throughout the life of the mine, including employment and business opportunities and training and education initiatives.

The agreement aligns Goldcorp and Cree interests in the economic success of the project, and ensures that the Crees will receive financial benefits through a variety of fixed payment mechanisms and participation in the future profitability of the mine. The agreement also reflects Goldcorp's commitment to protecting the environment and supporting the Crees' social and cultural practices in a spirit of continued collaboration.

"This collaborative partnership with the James Bay Crees creates the foundation for a lasting relationship built on trust, mutual respect and constructive engagement," said Chuck Jeannes, President and CEO of Goldcorp. "As Éléonore has grown and developed, so too have the social and economic opportunities the project creates for stakeholders. We will work closely with the Crees to advance these opportunities while acting as responsible stewards of the land and for the health and safety of those working and living on it."

"This Collaboration Agreement is a vibrant example where, with the participation of the Crees, mining development can take place and prosper in Eeyou Istchee," said Dr. Matthew Coon Come, Grand Chief of the Grand Council of the Crees (Eeyou Istchee). "This agreement marks the beginning of a collaborative and fruitful relationship between the Crees and Goldcorp, a relationship based on respect for Cree rights and environmental and economic sustainability. In accordance with the principles of our Cree Nation Mining Policy, the Crees and Goldcorp have ensured that our traditional rapport to the land remains intact. This agreement sets the new standard for mining proponents seeking to do business in Eeyou Istchee."

"This agreement represents the beginning of a new era between developers and indigenous communities based on respect and recognition of the significant contributions our communities can make in the development of projects such as Éléonore. My people can proudly stand with Goldcorp as we do everything we can to ensure the profitability of the project while managing it in a manner reflective of our obligations to our families and future generations," said Wemindji Chief Rodney Mark.

Les Mines Opinaca Ltée, a wholly-owned subsidiary of Goldcorp, owns the Éléonore Gold Project and is the signatory to the Collaboration Agreement with the Crees.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2009 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, website: www.goldcorp.com

CO: Goldcorp Inc.

CNW 12:13e 21-FEB-11